Exhibit 99.2

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(Amounts in thousands of  U.S. dollars (“US$”), except for number of shares and per share data)

	March 31, 2022	Pro Forma Adjustments	Note Reference		As Adjusted May 31, 2022
	US $				US $
	(Unaudited)				(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	73	4,400	(1	)(2)(4)	4,473
Advances to suppliers	1,109				1,109
Accounts receivable, net	588				588
Amounts due from related parties, net	133				133
Inventories, net	67				67
Other current assets, net	708				708
Total current assets	2,678				7,078

Property and equipment, net	3,101				3,101
Land use rights, net	179				179
Intangible assets, net	1,330				1,330
Goodwill	2,013				2,013
Right of use assets	1,304				1,304
Long-term investments	117				117
TOTAL ASSETS.	10,722				15,122

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term debt	1,807	-876	(3)		931
Accounts payable	586				586
Advance from customers	657				657
Amounts due to related parties	301				301
Lease liability-current	154				154
Accrued expenses and other current liabilities	3,387				3,387
Total current liabilities	6,892				6,016

Deferred tax liabilities	326				326
Lease liability-non-current	1,164				1,164
Other long-term liabilities	174				174
TOTAL LIABILITIES.	8,556				7,680

Shareholders’ deficit
Class A Ordinary shares (US$0.01 par value per share; 70,000,000 shares authorized, 16,604,402 and 23,769,917 shares issued and outstanding as of December 31, 2021 and March 31, 2022, respectively)	245	212	(1	)(2)(3)(4)	457
Class B Ordinary shares (US$0.01 par value per share; 30,000,000 authorized, 2,773,100 and 2,773,100 shares issued and outstanding as of December 31, 2021 and March 31, 2022)	29				29
Additional paid-in capital	77,583	5,064	(1	)(2)(3)(4)	82,647
Accumulated deficit	-77,341				-77,341
Accumulated other comprehensive income	774				774

Total AnPac Bio-Medical Science Co., Ltd. shareholders’ equity (deficit)	1,290				6,566
Non-controlling interests	876				876
Total shareholders’ equity	2,166				7,442

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,722				15,122

(1) Doan investment USD 1.4M, The Company and Mr. Doan signed a securities purchase agreement (the “SPA”) on May 16, 2022, pursuant to which the Company sold Mr. Doan (a) an aggregate of 1,235,788 ordinary shares in the form of ADSs at the price of $0.2563 per share, and (b) an aggregate of 4,226,135 pre-funded warrants at the price of $0.25629 per pre-funded warrant, each to purchase one (1) ADS at an exercise price of $0.00001. The aggregate purchase price of the securities purchased under the SPA is USD $1.4 million.

(2) Private investors' investment of an aggregate of USD 1.5M to purchase 6,229,235 shares and warrants to purchase an aggregate of 1,500,000 Series A warrants exercisable at $0.40 per share, 600,000 Series B warrants exercisable at $0.75 per share and 375,000 Series C warrants exercisable at $1.20 per share.

(3) An aggregate of 3,232,396 shares issued upon conversion of loan in settlement of accounts payable to Ascent Investor Relations Inc.

(4) Private investors' investment of an aggregate of USD 1.5M to purchase 6,263,048 shares and warrants to purchase an aggregate of 1,500,000 Series A warrants exercisable at $0.40 per share, 600,000 Series B warrants exercisable at $0.75 per share and 375,000 Series C warrants exercisable at $1.20 per share.